Exhibit 99.2

CRITICAL METALS CORP

Condensed Consolidated Financial Statements

For the Half Year Ended 31 December 2025 and 2024 (Unaudited)

1 | P a g e

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

	Note	31 December 2025 $	31 December 2024 $
Continuing operations
Other income		567,809	359,859
Foreign exchange (loss)/gain		(85,472)	913,268
Consultants and professional services expenses	4	(4,489,732)	(972,010)
Travel and entertainment		(163,985)	(146,805)
Directors’ fees		(464,583)	(688,768)
Share based payments to directors and management	15	(18,665,164)	(17,922,048)
Compliance and regulatory fees		(874,223)	(389,033)
Administration expenses		(151,224)	(165,589)
Promotion, IR and PR expenses		(1,181,496)	(182,589)
Insurance		(1,045,815)	(1,345,240)
Finance (cost)/income	4	(14,717,395)	157,639
Listing costs	4	(9,500,000)	-
Depreciation expense		(763)	(871)
Depreciation expense – leased assets		(5,491)	(5,098)
Share of net profits of associate		1,680	1,714
Gain on derecognition of warrants		10,872,829
Loss on extinguishment of liability	12	(326,000)	-
Exploration expenditure expensed		-	(238,309)
(Loss)/gain on fair value of warrants	11	(80,139,141)	1,590,162
Share of net profits of JV accounted for using the equity method	8	35,096	100,994
Other expenses		(42,222)	(3,730)
Loss before income tax		(120,375,292)	(18,936,454)
Income tax expense		-	-
Loss after tax		(120,375,292)	(18,936,454)

Other comprehensive income, net of income tax
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(10,439)	(1,640,314)
Other comprehensive loss for the period, net of income tax		(10,439)	(1,640,314)

Total comprehensive loss for the period		(120,385,731)	(20,576,768)

Loss per share for the period
Basic loss per share	16	(1.07)	(0.21)
Diluted loss per share	16	(1.07)	(0.21)

The above Condensed Consolidated Statements of Loss and Other Comprehensive Loss are to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements.

2 | P a g e

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2025 (UNAUDITED) AND 30 JUNE 2025 (AUDITED)

	Note	31 December 2025 $	30 June 2025 $
ASSETS
Current Assets
Cash and cash equivalents	5	80,923,699	7,297,328
Other receivables, net		33,246	47,894
Prepaid expenses		8,269	962,902
Total Current Assets		80,965,214	8,308,124

Non-Current Assets
Restricted cash and other deposits		15,715,996	15,470,178
Property, plant and equipment, net		2,447	2,016
Inventory, net	6	15,800,000	-
Deferred exploration and evaluation expenditure	7	40,399,990	39,712,591
Investment in joint venture	8	114,046,056	107,856,418
Investment in associate		351,748	350,068
Right of use asset, net		17,333	22,865
Total Non-Current Assets		186,333,570	163,414,136

TOTAL ASSETS		267,298,784	171,722,260

LIABILITIES
Current Liabilities
Trade and other payables, net	9	24,367,006	17,971,783
Provisions		29,969	27,454
Lease liability		12,453	11,870
Funding from related party	10	2,355,328	5,854,852
Warrants liability	11	81,643,610	40,919,123
Total Current Liabilities		108,408,366	64,785,082

Non-Current Liabilities
Offtake prepayment		15,000,000	15,000,000
Lease liability		7,836	14,208
Total Non-Current Liabilities		15,007,836	15,014,208

TOTAL LIABILITIES		123,416,202	79,799,290
NET ASSETS		143,882,582	91,922,970

EQUITY
Share capital	12	352,668,618	197,732,356
Unissued Capital	13	45,734,183	45,734,183
Reserves	14	66,412,329	49,013,687
Accumulated deficit		(320,932,548)	(200,557,256)
TOTAL EQUITY		143,882,582	91,922,970

The above Condensed Consolidated Statements of Financial Position are to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements.

3 | P a g e

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

	Note	Share Capital $	Share Premium $	Nasdaq Listing Reserve $	Unissued Capital Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated deficit $	Total Equity $
At 1 July 2024		120,408	51,387,912	43,998,710	45,734,183	(4,412,219)	790,690	(148,685,433)	(11,065,748)
Loss for the period		-	-	-	-	-	-	(18,936,454)	(18,936,454)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(1,640,314)	-	-	(1,640,314)
Total comprehensive (loss) for the period		-	-	-	-	(1,640,314)	-	(18,936,454)	(20,576,768)

Issue of shares - Tanbreez acquisition		8,395	89,991,605	-	-	-	-	-	90,000,000
Issue of shares to suppliers		100	489,479	-	-	-	-	-	489,579
Issue of shares to Directors and management in lieu of fees		-	-	-	-	-	819,925	-	819,925
Issue of RSUs to Directors and management		-	-	-	-	-	17,381,700	-	17,381,700
Issue of RSUs to suppliers		-	-	-	-	-	50,768	-	50,768
At 31 December 2024		128,903	141,868,996	43,998,710	45,734,183	(6,052,533)	19,043,083	(167,621,886)	77,099,456

The above Condensed Consolidated Statements of Changes in Equity are to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements.

4 | P a g e

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

	Note	Share Capital $	Share Premium $	Nasdaq Listing Reserve $	Unissued Capital Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated deficit $	Total Equity $
At 1 July 2025		144,203	197,588,153	45,734,183	43,998,710	271,902	4,743,075	(200,557,256)	91,922,970
Loss for the period		-	-	-	-	-	-	(120,375,292)	(120,375,292)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(10,439)	-	-	(10,439)
Total comprehensive (loss) for the period		-	-	-	-	(10,439)	-	(120,375,292)	(120,385,731)

Issue of shares – Suppliers	12	100	654,705	-	-	-	-	-	654,805
Issue of shares – PIPE	12	8,030	49,996,970	-	-	-	-	-	50,005,000
Issue of shares – Vesting of RSU’s	12	2,220	4,554,580	-	-	-	(4,556,800)	-	-
Issue of shares – Acquisition of copper	12	2,000	15,798,000	-	-	-	-	-	15,800,000
Issue of shares – Exercise of warrants	12	3,328	64,719,527	-	-	-	-	-	64,722,855
Issue of shares – Exercise of warrants (Cashless)	12	874	22,195,928	-	-	-	(31,678)	-	22,165,124
Issue of RSUs to Directors and management	14	-	-	-	-	-	18,336,359	-	18,336,359
Issue of warrants – PIPE (broker)	14	-	-	-	-	-	3,661,200	-	3,661,200
Capital raising costs		-	(3,000,000)	-	-	-	-	-	(3,000,000)
At 31 December 2025		160,755	352,507,863	45,734,183	43,998,710	261,463	22,152,156	(320,932,548)	143,882,582

The above Condensed Consolidated Statements of Changes in Equity are to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements.

5 | P a g e

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

	Note	31 December 2025 $	31 December 2024 $
Cash flows from operating activities
Payments to suppliers and employees		(19,494,303)	(2,393,004)
Grants received		7,970	98,246
VAT refund received/(paid)		9,414	(11,091)
Interest received		314,015	4,070
Business combination expenses		-	(287,107)
Net cash (used in) operating activities	18	(19,162,904)	(2,588,886)

Cash flows from investing activities
Payments for exploration and evaluation		(691,720)	(504,204)
Payment for property, plant and equipment		(908)	(1,107)
Investment in joint venture	8	(6,170,965)	(668,249)
Investment in Obeikan joint venture		-	(159,685)
Net cash (used in) investing activities		(6,863,593)	(1,333,245)

Cash flows from financing activities
Cash from the issue of shares		85,000,000	-
Cash from the issue of shares upon the exercise of warrants	12	23,351,154	709,251
Payment of share issue costs		(5,100,000)	-
Proceeds from capital contributions	10	(3,624,069)	1,737,438
Repayment of lease liability		(6,888)	(6,486)
Net cash provided by financing activities		99,620,197	2,440,203

Net increase/(decrease) in cash and cash equivalents		73,593,700	(1,481,928)
Cash and cash equivalents at beginning of period		7,297,328	1,259,242
Effects on exchange rate fluctuations on cash held		32,670	372,166
Cash and cash equivalents at end of period	5	80,923,699	149,480

The above Condensed Consolidated Statements of Cash Flows are to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements

6 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

1.	CORPORATE INFORMATION

The financial report of Critical Metals Corp (CRML or the Company), and its wholly owned entities (the Group) for the half years ended 31 December 2025 and 31 December 2024 was authorised for issue in accordance with a resolution of the directors on 13 March 2026.

The nature of the operations and principal activities of the Company during the period was:

◾	A 42.005% interest in Tanbreez Mining Greenland A/S an unlisted entity which holds an exploitation permit for rare earths in Greenland.

◾	The development of the wholly-owned Wolfsberg Project located in Carinthia, Austria. The Group has legal right and tenure over the Wolfsberg Project through its wholly owned subsidiary ECM Lithium AT GmbH (ECM Lithium). ECM Lithium has 54 exploration licenses which are valid until 31 December 2029 and 20 mining licenses which are valid until 31 December 2027.

◾	A 20% interest EV Resources GmbH, an unlisted entity which holds the Weinebene and Eastern Alps Lithium Projects.

The Company is a public company limited by shares incorporated and domiciled in the British Virgin Islands whose shares are publicly traded on the NASDAQ. The registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the financial statements.

These condensed consolidated financial statements are general purpose financial statements prepared in accordance with the requirements of applicable accounting standards including IAS 34 Interim Financial Reporting, Accounting Interpretations and other authoritative pronouncements in accordance with IFRS.

The financial report does not include full disclosures of the type normally included in an annual financial report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the Company as in the full financial report. As such, it is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2025 and any public announcements made by the Company and its subsidiaries during the half-year. The results of operations of unaudited periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

The condensed consolidated financial statements have also been prepared on the accruals basis and historical cost basis.

The condensed consolidated financial statements are for the half years ended 31 December 2025 and 2024 and are presented in United States Dollars (USD), which is the functional currency of the Company.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Going concern

The condensed consolidated financial statements of the Group have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the half-year ended 31 December 2025, the Group incurred a loss after income tax of $120,375,292 (31 December 2024: $18,936,454 loss), net cash outflows from operating activities of $19,162,904 (31 December 2024: $2,588,886), a working capital surplus (excluding liability that will be settled in CRML shares) of $54,200,457 (30 June 2025: $15,557,835 deficit) and at that date had cash on hand of $80,923,699 (30 June 2025: $7,297,328).

The Group’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, funds received from the exercise of warrants, continued support from related party creditors, continued support from nonrelated parties in respect to the payment of overdue amounts and reducing operational costs and spend on exploration.

7 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

The Directors believe that it is reasonably foreseeable that the Group will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

◾	The successful completion of the PIPE raising during the period;

◾	The Group continues to seek funding options required to undertake its next phase of exploration activities; and

◾	Ability to defer exploration expenditures.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or liabilities that might be necessary should the Group not continue as a going concern.

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the half year ended 31 December 2025, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Group and effective for the full year reporting periods beginning on or after 1 July 2025. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2025 with no material impact on the amounts presented and the disclosures included in the financial report.

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2025 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

Title	Summary	Application date of standard	Application date for the Company
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments)

The Amendments clarify

◾     the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer.

◾     the requirements for assessing contractual cash flow characteristics of financial assets.

◾     characteristics of non-recourse loans and contractually linked instruments.

The Amendments also introduce certain disclosure requirements for financial instruments.

		This standard is not expected to have a material impact on the Company’s financial statements and disclosures	1 January 2026
IFRS 18 Presentation and Disclosure in Financial Statements	This Standard sets out significant new requirements for how financial statements are presented, with particular focus on the statement of profit or loss, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, as well as disclosures related to management-defined performance measures.	This standard is not expected to have a material impact on the Company’s financial statements and disclosures	1 January 2027

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

8 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

d)	Accounting policies and methods of computation

The condensed consolidated Financial Statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent annual financial statements for the year ended 30 June 2025 with the exception of the inclusion of a new accounting policy in respect to Inventory as set out below. These accounting policies are consistent with International Financial Reporting Standards.

Inventory, net

Inventories are valued at the lower of cost and net realisable value. The net realisable value of inventories is the estimated selling price in the ordinary course of business less estimated costs to sell.

Costs incurred in bringing CRML’s inventory to its present location and condition are accounted for on a weighted average basis.

Inventory classified as non-current represent inventories not expected to be consumed or processed within the next 12 months and relate to ultra-high-grade copper powder.

e)	Significant accounting estimates and assumptions

The preparation of the financial report requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

In preparing this financial report, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s financial report for the year ended 30 June 2025 with the inclusion of an additional key estimate regarding the net realisable value of inventory.

Key estimate: net realisable value of inventory

The key assumptions, which require the use of management judgement, are the variables affecting costs recognised in bringing the inventory to its location and condition for sale, estimated costs to sell and the expected selling price. These key assumptions are reviewed at least annually.

Significant Events and Transactions

During the half year ended 31 December 2025, the following significant events and transactions were undertaken.

The Company completed two PIPE transactions, raising aggregate funds of approximately $85 million for the Company.

9 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

The Company acquired 40kg of ultra-high-purity copper powder.

The Company recognised listing expenses of $9,500,000 in relation to the settlement of liabilities relating to the listing of the Company (previously disclosed as a contingent liability).

The Company continues to advance funding to the Tanbreez Project and Wolfsberg Project.

The Company received funding of $23.35 million upon the exercise of warrants.

Subsequent to the period end, on March 5, 2026, we announced that we had entered into a deed of settlement with GEM to settle the dispute for an amount of US$40 million to be settled through the issue of equity.

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM are the executive management team and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration.

Minerals Exploration covers the Company’s main project including:

◾	Wolfsberg (Austria)

◾	Tanbreez (Greenland)

◾	Weinebene and Eastern Alps Projects (Austria)

Whilst the Group receives separate reports for each of these projects, these projects have been aggregated into one reporting segment because management considers that they have similar economic characteristics as all three are exploration projects.

Accordingly, the Group has only one reportable segment and the results are the same as the Group results.

The measure of profit or loss for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Profit or loss and Other Comprehensive Loss. The measure of total assets and liabilities and the amount of investment in associated and JV accounted for by the equity method for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Financial position.

10 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

a)	Segment assets by geographical region

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets:

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Geographical information
United States	15,800,000	-
Greenland	114,046,056	107,856,418
Austria	56,487,514	55,557,718
	186,333,570	163,414,136

b)	Other Income by geographical region

The total other income, broken down by location of the assets:

	31 December 2025 $ (Unaudited)	31 December 2024 $ (Unaudited)
Geographical information
United States	-	261,613
Greenland	-	-
Austria	567,809	98,246
	567,809	359,859

4.	EXPENSES FROM CONTINUING OPERATIONS

	Half-year ended 31 December 2025 $ (Unaudited)	Half-year ended 31 December 2024 $ (Unaudited)
Consultants and professional services
Taxation advisors	(20,356)	(21,125)
Strategy advisors	(96,000)	(97,700)
Legal fees	(2,731,486)	(562,427)
Accounting fees	(281,215)	(92,155)
Government affairs	(48,000)	-
General	(1,312,675)	(198,603)
	(4,489,732)	(972,010)

	Half-year ended 31 December 2025 $ (Unaudited)	Half-year ended 31 December 2024 $ (Unaudited)
Finance expenses
GEM payable (note 9)	(8,714,110)	(578,611)
GEM payable – Interest (note 9)	(176,438)	763,730
Interest expense – leased assets	(1,140)	(1,549)
Fees associated with loan facility (note 19)	(15,249)	-
Issue 600,000 warrants to PIPE brokers (note 14)	(3,661,200)	-
Issue of 10,000,000 warrants liability to PIPE investors (note 11(b))	(2,100,000)	-
Interest expenses – loan with related party (note 18)	-	(2,295)
Bank fees and other finance expenses	(49,258)	(23,636)
	(14,717,395)	157,639

11 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

Listing expenses

Listing expenses in the period included $9,500,000 in relation to the settlement of liabilities relating to the listing of the Company (previously disclosed as a contingent liability).

5.	CASH AND CASH EQUIVALENTS

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Cash at bank and in hand	80,923,699	7,297,328
	80,923,699	7,297,328

Cash at bank earns interest at floating rates based on daily bank deposit rates.

6.	INVENTORY, NET

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Copper	15,800,000	-
	15,800,000	-

On November 21, 2025, the Company entered into an Asset Sale Agreement (the ASA) with Swiss Commodity Re Limited (the Seller) and purchased 40kg of ultra-high-purity copper powder from Seller.  Under the terms of the ASA, the transaction completed on December 16, 2025 when the Company issued the Seller a total of 2,000,000 ordinary shares. The cost of the ultra-high-grade copper powder is $15,800,000 being 2,000,000 shares at $7.90 per share, being the fair value of the shares as at the date of acquisition (refer notes 12 and 15).

7.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation phases:	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Balance at beginning of period	39,712,591	35,213,542
Expenditure incurred	691,720	1,040,142
Foreign exchange movement	(4,321)	3,458,907
Balance at end of period	40,399,990	39,712,591

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

12 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

8.	INVESTMENT IN JOINT VENTURE

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Shares in Tanbreez Mining Greenland A/S	114,046,056	107,856,418
Investment in joint venture accounted for using the equity method	114,046,056	107,856,418

a)	Movements in the carrying amount of the investment in joint venture

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Balance at beginning of period	107,856,418	5,000,000
Purchase of unlisted investments (i)	-	96,850,000
Cash investments	5,000,000	2,060,000
Invoices paid by the Company on behalf of the joint venture	1,154,542	3,244,440
Share of profits of joint venture recognised during the period	35,096	701,978
Investment in joint venture accounted for using the equity method	114,046,056	107,856,418

(i)	On June 5, 2024, CRML entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). The HOA was comprised of the following stages:

1.	Initial Investment of US$5,000,000 to acquire a 5.55% equity interest in Tanbreez

2.	Stage 1 interest – Issue of US$90,000,000 of shares in CRML subject to holding lock until February 28, 2025 to acquire a 36.45% equity interest in Tanbreez

3.	Stage 2 interest – Issue of US$116,000,000 of shares in CRML equal to 95% of the closing price of CRML shares on the date upon which CRML meets a minimum of US$10 million on the permit within 2 years to acquire a 50.50% equity interest in Tanbreez

13 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

On September 29, 2025, the Company entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the HoA Amendment) with Rimbal. The HoA Amendment, among other things, (i) removes the Company’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42% to 92.5% in exchange for the issuance of14,500,000 ordinary shares, par value $0.001 per share, of the Company (Ordinary Shares) to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company’s largest shareholder, European Lithium Limited. The transaction remains subject to Greenland governmental approval.

Under the terms of the HOA, CRML has the right to appoint two directors to the board of Tanbreez. On July 2, 2024, Tony Sage was appointed as CRML’s representative on the Board of Tanbreez.

The Vendor is a company controlled by geologist Gregory Barnes. Under the terms of the HOA, at completion of Stage 1 Interest, Gregory Barnes was appointed Strategic advisor to the board of CRML.

During the half year ended 31 December 2025, the following equity transactions occurred:

◾	On July 9, 2025 Tanbreez issued 100 ordinary shares to CRML, converting the $2,000,000 funding advanced from CRML on June 12, 2025 to share capital.

◾	On July 30, 2025 Tanbreez issued 100 ordinary shares to CRML, converting the $1,000,000 funding advanced from CRML to share capital.

◾	On September 4, 2025 Tanbreez issued 100 ordinary shares to CRML, converting the $1,000,000 funding advanced from CRML to share capital.

◾	On October 28, 2025 Tanbreez issued 100 ordinary shares to CRML, converting the $3,000,000 funding advanced from CRML to share capital.

As at 31 December 2025, Rimbal held a 50.496% in Tanbreez, CRML held a 42.005% interest in Tanbreez and European Lithium Ltd held a 7.499% interest in Tanbreez. As at 31 December 2025, consistent accounting policies have been applied in respect to the accounting of Tanbreez by the Group.

14 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

9.	TRADE AND OTHER PAYABLES, NET

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Trade payables	143,666	2,910,197
GEM payable (i)	12,800,000	3,909,452
Other payables	295	(93,705)
Accruals	9,881,607	9,769,032
Excise tax payable	1,541,438	1,476,807
	24,367,006	17,971,783

(i)	On July 4, 2023, CRML, GEM Global Yield LLC SCS (the GEM Investor or GEM Global) and GEM Yield Bahamas Ltd. (GYBL) entered into a Share Purchase Agreement (the GEM SPA), pursuant to which the Company was entitled to draw up to $125 million of gross proceeds in exchange for ordinary shares in the Company, at a price equal to 90% of the average closing bid price of the ordinary shares on Nasdaq for a 30 day period, subject to meeting the terms and conditions of the GEM SPA. The GEM SPA allowed CRML to access funds for general corporate purpose and working capital needs. At the closing of the Transaction, the GEM Investor was granted a warrant (the GEM Warrant) to purchase up to 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Transaction (refer note 20). Further, in connection with the closing of the Transaction, the Company also entered into a letter agreement with the GEM Investor and GYBL to amend the GEM SPA, pursuant to which, the Company agreed to issue ordinary shares in the Company to the GEM Investor as the “commitment fee” pursuant to the Share Purchase Agreement and, on the 61st day following the closing of the Transaction, the GEM Investor was granted the option to sell such commitment shares (equating to 122,549 shares) to the Company for US$1.875 million (the Commitment Fee Put Amount). In addition, the GEM Investor, on the first anniversary of the closing of the Transaction, was granted the right to require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000 (note 20). On April 29, 2024, CRML, GEM Global and GYBL entered into a second letter agreement, pursuant to which, CRML was granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Transaction. On September 27, 2024, Critical Metals Corp (CRML) entered into a third letter agreement with GEM Global Yield LLC SCS (GEM Global) and GEM Yield Bahamas Ltd. (GYBL) to extinguish the existing arrangement in respect to the Commitment Fee Put Amount of $3,020,000 (refer to note 18 in the consolidated financial statements). Under the new agreement, CRML is obliged to deliver a cash payment of US$3,500,000 (Revised Amount) to GEM Global within one business day following the consummation by CRML of a capital raising transaction provided that the gross proceeds received by CRML in connection with the capital raising transaction are equal to or greater than $15,000,000. If the gross proceeds received by CRML in connection with the capital raising transaction are less than $15,000,000, CRML shall deliver (i) a cash payment of $1,750,000 to GEM Global within one business day following the consummation by CRML of the Equity Capital Raise, and (ii) a cash payment of $1,750,000 (the Deferred Payment) to GEM Global on or before the 90th day following the Equity Capital Raise. If CRML does not deliver the Deferred Payment by the 90th day following the capital raising transaction, CRML shall incur a penalty of $10,000 per day, payable in USD, which penalty shall be added to the deferred payment amount until paid by CRML. If CRML does not consummate a capital raising transaction by 31 December 2024, CRML shall owe the revised amount of $3,500,000 and such amount shall incur interest at a 10% annual rate (which interest shall begin on the Commitment Fee Put Date and continue until such revised amount is paid). On 28 February 2025, the Company wrote to GEM Global and GYBL and is disputing the amounts payable. In March 2025, the GEM Investor commenced an action in the U.S. against us, based on a breach of contract claim. On March 5, 2026, the Company entered into an agreement (the “GEM Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (together, “GEM”). The GEM Agreement provides that the GEM SPA, as well as the three letter agreements thereto, has been terminated. In accordance with the GEM Agreement, GEM has exercised in full its warrant to purchase ordinary shares, par value $0.001 in the Company (“Ordinary Shares”), which was issued in February 2024. GEM will receive 1,409,624 Ordinary Shares as a result of its exercise of the warrant. The Company will also issue 2,744,062 Ordinary Shares to GEM for no additional consideration in a private placement exempt from the registration requirements of the Securities Act of 1933, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act. The Company is obligated under the GEM Agreement to file a registration statement for the resale of the 2,744,062 Ordinary Shares issued to GEM (the “Resale Registration Statement”). Subject to the terms of the GEM Agreement, if the Resale Registration Statement has not been declared effective by the SEC within 120 days of March 5, 2026, the Company may be required, among other things, to pay GEM the aggregate cash value of the Ordinary Shares. Refer to note 9 for further details.

As at 31 December 2025, the Company continued to recognise a financial liability of US$27.2 million and a Commitment Fee Put Amount payable of US$4.1 million, as the contractual obligations had not been discharged, cancelled or expired. Subsequent to year-end, in February 2026, the Company and the GEM investor reached an agreement in principle to settle the arbitration proceedings. Under the proposed settlement, the Company will issue ordinary shares with an aggregate value of approximately US$40 million in full settlement of all claims under the GEM arrangements (US$27.2 million disclosed under note 11 and a Commitment Fee Put Amount payable of US$12.8 million disclosed under this note). On the March 5, 2026, the Company executed the settlement deed (refer to note 20). The settlement provides additional evidence regarding the amount required to settle the obligation at the reporting date. Management therefore determined that the best estimate of the obligation at 31 December 2025 was US$40 million. Accordingly, the Company recognised an additional provision of US$8.7 million at 31 December 2025.

15 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

10.	RELATED PARTY TRANSACTIONS

Parent entity has moved to having significant influence

In 2024 and up to October 10, 2025, the Company was controlled by European Lithium Ltd (EUR) who had the right to appoint 4 out of 5 directors of the Company because EUR held 50% or more of the ordinary shares of the Company. On the 10 October 2025, EUR’s shareholding in the Company fell to 49.32% and consequently lost control but retained significant influence. Currently EUR has the right to appoint 2 out of 5 of the Company’s directors unless it owns less than 25% of the ordinary shares of the Company.

As at 31 December 2025, European Lithium Ltd holds 43.66% of the ordinary shares of the Company.

Funding from related parties

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Working capital advance from European Lithium Ltd	2,355,328	5,854,852
	2,355,328	5,854,852

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Balance at beginning of period	5,854,852	4,268,857
Working capital advance from European Lithium Ltd (i)	875,923	3,910,441
Repayment of borrowings	(4,499,992)	(2,254,980)
Foreign exchange	124,545	(69,466)
Balance at end of period	2,355,328	5,854,852

(i)	During the period, European Lithium Ltd (EUR) provided funding to CRML to cover certain operational expenses. As at 31 December 2025, a total of $2,355,328 is repayable to EUR. The funds advanced are repayable on demand.

Agreements entered into with related parties

Effective 1 November 2025, the remuneration of Executive Chairman Mr Tony Sage increased from US$500,000 to US$750,000 per annum. All other terms and conditions of the agreement previously entered into with Okewood Pty Ltd (a related party to Mr Tony Sage) for the provision of Executive Chairman services remain the same. There were no other changes in Director remuneration during the period.

Investments with related parties

During the half year ended 31 December 2025, EUR sold 10,880,303 shares it held in CRML to raise net proceeds of US$124,475,000 to EUR. Mr Tony Sage, Mr Malcolm Day and Mr Mykhailo Zhernov are Directors of EUR.

Equity instrument disclosures relating to key management personnel

During the half year ended 31 December 2025, a total of 5,110,000 restricted stock units (RSU’s )  and 6,030,000 premium vesting options (PVO’s ) were issued to directors and key management personnel of the Company (refer note 15).

16 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

11.	WARRANTS LIABILITY

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Unlisted warrants ($5.00 exp. 27/02/2027) (c)	27,200,000	27,200,000
Unlisted warrants ($5.00 exp. 18/6/2029) (d)	-	2,023,500
Unlisted warrants ($7.00 exp. 7/2/2029) (a)	6,571,241	8,165,820
Unlisted warrants ($7.00 exp. 6/10/2031) (b)	26,958,453	-
Listed warrants ($11.50 exp. 27/2/2029) (e)	20,913,916	3,529,803
	81,643,610	40,919,123

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Balance at beginning of period	40,919,123	37,864,064
Issue of unlisted warrants PIPE	-	3,104,593
Issue of unlisted warrants PIPE (derivative liability)	34,995,000	-
Exercise of warrants (note 12)	(74,409,654)	-
Gain/(Loss) on fair value of warrants (non-cash)	80,139,141	(49,534)
Balance at end of period	81,643,610	40,919,123

a)	PIPE Warrants issued on February 7, 2025

On February 7, 2025, a total of 4,910,000 warrants were issued to participants of the PIPE. The unlisted warrants have an exercise price of $7.00 each on or before 7 February 2029. The warrants are classified as derivative liabilities because they convert into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants is estimated as at the date of grant using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of the Company (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Empery which is factored into the implied issue date share price.

Assumptions
Number warrants issued	4,910,000
Dividend yield	0.00%
Expected volatility	80%
Risk-free interest rate	4.325%
Expected life of warrants	4.00 years
Exercise price	$7.00
Issue date share price	$1.90

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

During the year a total of 3,315,000 warrants were exercised raising funds of $23,205,000  for the Company.

The fair value of the warrants granted is estimated as at 31 December 2025 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,595,000
Dividend yield	0.00%
Expected volatility	90%
Risk-free interest rate	3.559%
Expected life of warrants	3.10 years
Exercise price	$7.00
Share price at 31 December 2025	$6.94

17 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

b)	PIPE Warrants issued on October 6, 2025

On October 6, 2025, a total of 10,000,000 warrants were issued to the broker who facilitated the  early October PIPE for the Company. The unlisted warrants are exercisable at US$7.00 each (subject to adjustments) on or before 6 October 2031.

The PIPE Investor Warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the PIPE Investor Warrants is estimated as at the date of issue using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number of warrants issued	10,000,000
Dividend yield	0.00%
Expected volatility	87.5%
Risk-free interest rate	3.810%
Expected life of warrants	6.00 years
Exercise price	$7.00
Issue date share price	$7.98

As the fair value determined using the Black Scholes Model of the Warrants issued to the PIPE broker was in excess of the valuation, the difference in fair value of the derivative liability and consideration received (the Calibration Allowance) is deferred and amortised over the 6 years that the warrant are exercisable.

As at 31 December 2025, the fair value of the warrants is as follows:

Assumptions
Number of warrants issued	10,000,000
Dividend yield	0.00%
Expected volatility	90%
Risk-free interest rate	3.810%
Expected life of warrants	5.76 years
Exercise price	$7.00
Share price at 31 December 2025	$6.94

As at 31 December 2025, the roll-forward of the balance of Calibration Allowance is as follows:

Initial amount of Calibration Allowance as of October 6, 2025	26,025,000
Amortization of Calibration Allowance related to 10,000,000 warrants outstanding	(1,022,453)
Balance of Calibration Allowance at 31 December 2025	25,002,547

c)	Warrants issued on February 27, 2024 with exercise price of $5.00 (subject to adjustments)

On February 27, 2024, a total of 1,814,797 warrants were issued to Gem Global Yield LLC SCS (GEM) for a credit facility to be made available to the Company. The unlisted warrants are exercisable at $10.71 each (subject to adjustments) on or before 27 February 2027. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants granted is estimated as at the date of grant using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.5%
Expected life of warrants	3.00 years
Exercise price	$10.71
Issue date share price	$10.20

18 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The fair value of the warrants issued is estimated as at 31 December 2025 using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	90%
Risk-free interest rate	3.478%
Expected life of warrants	1.16 years
Exercise price	$5.00
Share price at 31 December 2025	$6.94

From March 1, 2025 the GEM Investor has the right to require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000. Accordingly, the GEM Warrants are valued at the higher amount of the fair value of the warrant and US$27,200,000.

d)	Additional warrants issued to Empery Asset Management LP

On June 17, 2024, a total of 1,000,000 warrants were issued to Empery Asset Management LP (Empery) to induce early conversion of the February 2024 warrants. The unlisted warrants are exercisable at $11.45 each (subject to adjustments) on or before 18 June 2029. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants is estimated as at the date of grant using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.3%
Expected life of warrants	5.00 years
Exercise price	$11.45
Issue date share price	$11.30

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

On October 15, 2025, Empery exercised all 1,000,000 of the warrants utilising the cashless exercise facility which resulting in the issuance of 835,474 CRML shares to Empery.

e)	Listed warrants

The Company has listed warrants on issue that are exercisable at $11.50 each on or before 27 February 2029 and trade under the ticker CRMLW. The public warrants are valued at the closing warrant trading price at reporting date.

19 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

12.	SHARE CAPITAL

The Company has authorised share capital of 500,000,000 shares with a par value of $0.001 per share.

	31 December 2025 No of shares	31 December 2025 $ (Unaudited)
Opening balance comprising issued capital and share premium	104,790,304	197,732,356
Issue of shares suppliers	100,000	654,805
Issue of shares PIPE	8,030,303	50,005,000
Issue of shares vesting of RSU’s	2,220,000	4,556,800
Issue of shares acquisition of copper (note 6)	2,000,000	15,800,000
Issue of shares exercise of warrants	3,327,709	64,722,855
Issue of shares exercise of warrants (cashless)	873,942	22,196,802
Capital raising costs	-	(3,000,000)
Total share capital comprising issued capital and shares premium	121,342,258	352,668,618

	30 June 2025 No of shares	30 June 2025 $ (Audited)
Opening balance comprising issued capital and share premium	80,994,098	51,508,320
Issue of shares Tanbreez acquisition	8,395,523	90,000,000
Issue of shares suppliers	950,365	1,997,000
Issue of shares PIPE	4,910,000	24,550,000
Issue of shares Directors	560,310	1,297,099
Issue of shares vesting of RSU’s	2,380,008	24,438,104
Issue of shares Tanbreez make good provision	5,000,000	6,850,000
Issue of shares upon conversion of warrants	1,600,000	2,000,000
Issue of warrants PIPE (Investors)	-	(3,104,593)
Issue of warrants PIPE (Brokers)	-	(160,574)
Capital raising costs – cash	-	(1,643,000)
Total share capital comprising issued capital and shares premium	104,790,304	197,732,356

(i)	During the half year ended 31 December 2025, the following shares were issued:

◾	100,000 shares to 2744724 Alberta Inc for the provision of marketing related services to the Company (note 15). The fair value of these shares on the issue date was $15.05 which resulted in a loss in the extinguishment of liabilities of $326,000

◾	8,030,303 shares to participants in the PIPE raising funds of $50,005,000 (before expenses)

◾	2,220,000 shares issued upon the vesting of RSU’s

◾	2,000,000 shares in relation to the acquisition of copper asset (note 6)

◾	3,327,709 shares upon the exercise of options comprising:

o	3,315,000 shares upon the exercise of 3,315,000 warrants ($7.00 each expiring 7 February 2029)

o	12,709 shares upon the exercise of 12,709 listed warrants ($11.50 each expiring 27 February 2029)

◾	873,942 shares upon the exercise of options utilising the cashless facility comprising:

o	38,468 shares issued upon the exercise of 50,100 warrants ($7.00 each expiring 7 February 2029)

o	835,474 shares issued upon the exercise of 1,000,000 warrants ($5.00 each expiring 18 June 2029)

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

20 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 31 December 2025, all shares on issue in the Company are fully paid.

13.	UNISSUED CAPITAL RESERVE

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Unissued capital reserve	45,734,183	45,734,183
	45,734,183	45,734,183

14.	RESERVES

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Foreign currency translation reserve	261,463	271,902
NASDAQ listing reserve	43,998,710	43,998,710
Share-based payment reserve	22,152,156	4,743,075
	66,412,329	49,013,687

Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Balance at beginning of period	271,902	(4,412,218)
Foreign currency exchange differences arising on translation of foreign operations	(10,439)	4,684,120
Balance at end of period	261,463	271,902

Share-based Payment Reserve

The share-based payment reserve records items recognised as expenses on valuation of employee share options and options issued to directors and consultants.

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Balance at beginning of period	4,743,075	790,690
Issue of RSUs to Directors and management (note 15)	18,336,359	27,044,194
Issue of RSU’s to suppliers (note 15)	-	80,700
Issue of shares to Directors and management in lieu of fees	-	1,079,318
Transaction costs for PIPE warrants (Financial liability)	-	25,703
Exercise of warrants (Cashless)	(31,678)	-
Issue of warrants PIPE (brokers) (i)	3,661,200	160,574
Issue of shares upon vesting of RSU’s	(4,556,800)	(24,438,104)
Balance at end of period	22,152,156	4,743,075

(i)	On October 6, 2025, a total of 600,000 warrants were issued to brokers of the PIPE. The unlisted warrants have an exercise price of $7.00 each on or before 6 October 2031. The warrants are classified as an equity settled share-based payment expense under IFRS 2 (note 4).

21 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

NASDAQ Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ.

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
Balance at beginning of period	43,998,710	43,998,710
NASDAQ listing costs	-	-
Balance at end of period	43,998,710	43,998,710

15.	SHARE-BASED PAYMENTS

Total costs arising from share-based payment transactions recognised as an expense during the period were as follows:

	31 December 2025 $ (Unaudited)	31 December 2024 $ (Unaudited)
Issue of RSUs to Directors and management	(18,336,359)	(17,381,700)
Issue of shares to suppliers – 2744724 Alberta Inc	(328,805)	-
Issue of shares to suppliers – Bellatrix Corporate Pty Ltd	-	(489,580)
Issue of RSU’s to suppliers – Chris Gale	-	(50,768)
	(18,665,164)	(17,922,048)

(i) RSUs to Directors and Management

On November 1, 2025, the Company issued 6,230,000 restricted stock units (RSU’s) and 7,470,000 premium vested options (PVO’s) of which 5,110,000 RSU’s and 6,030,000 PVO’s were issued to directors and KMP of the Company.

The RSU’s vest equally over a three year term and have been valued based on the trading price on the date of issue with the overall cost spread over the vesting period. An amount of $12,044,484 has been booked in the accounts at 31 December 2025.

	Number of RSU’s	Grant date	Fair value at grant date $ per right	Vesting Date
Executives	1,831,667	November 1, 2025	$12.94	1 November 2026
Executives	1,831,667	November 1, 2025	$12.94	1 November 2027
Executives	1,831,667	November 1, 2025	$12.94	1 November 2028
Advisors	315,000	November 1, 2025	$12.94	1 November 2026
Non-Executive Directors	420,000	November 1, 2025	$12.94	1 November 2026

22 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

The PVO’s have an exercise price of $12.88, vest equally over a three year term, expire on 30 October 2035 and have been valued using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the PVO’s were granted with the overall cost spread over the vesting period. An amount of $6,291,875 has been booked in the accounts at 31 December 2025.

	Number of PVO’s	Grant date	Fair value at grant date $ per right	Vesting Date
Executives, Advisors and Non-Executive Directors	2,490,000	November 1, 2025	$8.12	31 October 2026
Executives, Advisors and Non-Executive Directors	2,490,000	November 1, 2025	$8.57	31 October 2027
Executives, Advisors and Non-Executive Directors	2,490,000	November 1, 2025	$8.80	31 October 2028

(ii) Shares to Suppliers

On October 22, 2025, the Company issued 100,000 shares to 2744724 Alberta Inc for the provision of marketing related services to the Company. The shares vest on 30 June 2026. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $328,805 has been booked in the accounts at 31 December 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
2744724 Alberta Inc	100,000	October 8, 2025	$11.79	30 June 2026

(iii) Shares issued on the purchase of inventory

On December 16, 2025, the Company issued 2,000,000 ordinary shares for the acquisition of ultra-high-grade copper powder inventory. Due to the highly specialised nature of the inventory and the fact that there is no observable market for ultra-high-grade copper powder and significant variations in pricing based on known market transactions, the Company has determined the cost of the inventory based on the fair value of the shares issued to the seller. Consequently, the cost of the ultra-high-grade copper powder is $15,800,000 being 2,000,000 shares at $7.90 per share, being the fair value of the shares as at the date of acquisition (refer note 6).

16.	LOSS PER SHARE

	31 December 2025 $ (Unaudited)	31 December 2024 $ (Unaudited)
Loss used in the calculation of basic and dilutive loss per share	(120,375,292)	(18,936,454)

	31 December 2025 $ per share (Unaudited)	31 December 2024 $ per share (Unaudited)
Loss per share:
Basic loss per share	(1.07)	(0.21)
Diluted loss per share	(1.07)	(0.21)

	31 December 2025 Number	31 December 2024 Number
Weighted average number of shares	112,693,055	88,390,180

There are dilutive potential ordinary shares on issue at balance date. Given the Company has made a loss and has warrants on issue, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

23 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

17.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

There have been no changes to commitments since the most recent annual financial statements for the year ended 30 June 2025.

b)	Contingencies

There have been no changes in contingent liabilities other than those disclosed under note 4 (listing expenses) since the most recent annual financial statements for the year ended 30 June 2025.

18.	CASH FLOW INFORMATION

	31 December 2025 $ (Unaudited)	31 December 2024 $ (Unaudited)
Reconciliation from net loss after tax to net cash used in operations
Net (loss)	(120,375,292)	(18,936,454)
Non-cash flows included in operating loss:
Depreciation	763	871
Amortisation	5,491	5,098
Gain on derecognition of warrants	(10,872,829)	-
(Loss)/gain on fair value of warrants (note 11)	80,139,141	(1,590,162)
Loss on extinguishment of liability	326,000	-
Due diligence expenses (classified as investing activities)	-	(225,000)
Finance (cost)	21,875,310	(578,611)
Share based payment expense (note 15)	18,665,164	17,922,048
Issue of shares to directors and management in lieu of fees	-	819,925
Share of net losses of associate	(1,680)	(1,714)
Share of net profits of JV accounted for using the equity method (note 8)	(35,096)	(100,994)
Foreign exchange (loss)/gain	(32,670)	(372,166)
Changes in assets and liabilities:
Decrease in trade and other receivables	14,648	435,266
Decrease in prepaid expenses	954,633	1,645,180
(Increase) in restricted cash and other deposits, net	(245,824)	-
(Increase) in trade and other payables, net	(6,802,465)	(1,329,879)
Decrease in provisions	2,515	911
(Increase) in funding from related party	(3,499,524)	-
(Increase)/decrease in other movements	718,811	(283,205)
Net cash (used in) operating activities	(19,162,904)	(2,588,886)

19.	FINANCIAL INSTRUMENTS

Set out below is an overview of financial assets and liabilities recorded in the consolidated financial statements held by the Company as at 31 December 2025: (Unaudited)

	Level 1	Level 2	Level 3	Total
	$		$	$
Financial assets
Investment in equity-accounted joint venture	-	-	114,046,056	114,046,056
Total assets recognised at fair value	-	-	114,046,056	114,046,056

Financial liabilities
Warrants liability	20,913,916	-	60,729,694	81,643,610
Total liabilities recognised at fair value	20,913,916	-	60,729,694	81,643,610

24 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

Set out below is an overview of financial assets and liabilities recorded in the consolidated financial statements held by the Company as at 30 June 2025: (Audited)

	Level 1	Level 2	Level 3	Total
	$		$	$
Financial assets
Investment in equity-accounted joint venture	-	-	107,856,418	107,856,418
Total assets recognised at fair value	-	-	107,856,418	107,856,418

Financial liabilities
Warrants liability	3,529,803	-	37,389,320	40,919,123
Total liabilities recognised at fair value	3,529,803	-	37,389,320	40,919,123

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Company as at 31 December 2025: (Unaudited)

	At amortised cost	Fair value through profit or loss	Fair value through OCI
	$	$	$
Financial assets
Trade and other receivables	33,246	-	-
Total current assets	33,246	-	-

Restricted cash	15,715,996	-	-
Total non-current assets	15,715,996	-	-

Total assets	15,749,242	-	-

	At amortised cost	Fair value through profit or loss
	$	$
Financial liabilities
Trade and other payables	24,367,006	-
Funding from related party	2,355,328	-
Warrants liabilities	-	81,643,610
Total current liabilities	26,722,334	81,643,610

Offtake prepayment	15,000,000	-
Total non-current liabilities	15,000,000	-

Total liabilities	41,722,334	-

25 | P a g e

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2025 AND 2024 (UNAUDITED)

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Company as at 30 June 2025: (Audited)

	At amortised cost	Fair value through profit or loss	Fair value through OCI
	$	$	$
Financial assets
Trade and other receivables	47,894	-	-
Total current assets	47,894	-	-

Restricted cash	15,470,178	-	-
Total non-current assets	15,470,178	-	-

Total assets	15,518,072	-	-

	At amortised cost	Fair value through profit or loss
	$	$
Financial liabilities
Trade and other payables	17,971,783	-
Funding from related party	5,854,852	-
Warrants liabilities	-	40,919,123
Total current liabilities	23,826,635	40,919,123

Offtake prepayment	15,000,000	-
Total non-current liabilities	15,000,000	-

Total liabilities	38,826,635	40,919,123

20.	EVENTS AFTER THE REPORTING DATE

On January 21, 2026 the Company issued 210,000 shares to members of the Company’s advisory board for the total value of approximately $3.2 million.

On February 2, 2026 the Company issued 400,000 shares to suppliers of the Company in settlement of services provided  to one of the Company advisors in connection with the marketing and investor relations agreement for the total value of approximately $5.0 million.

On March 5, 2026, the Company entered into an agreement (the “GEM Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (together, “GEM”). The GEM Agreement provides that the Share Purchase Agreement, dated as of July 4, 2023, between the Company and GEM, as well as the three letter agreements thereto (as amended, the “GEM SPA”), has been terminated. In accordance with the GEM Agreement, GEM has exercised in full its warrant to purchase ordinary shares, par value $0.001 in the Company (“Ordinary Shares”), which was issued in February 2024. GEM will receive 1,409,624 Ordinary Shares as a result of its exercise of the warrant. The Company will also issue 2,744,062 Ordinary Shares to GEM for no additional consideration in a private placement exempt from the registration requirements of the Securities Act of 1933, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act. The Company is obligated under the GEM Agreement to file a registration statement for the resale of the 2,744,062 Ordinary Shares issued to GEM (the “Resale Registration Statement”). Subject to the terms of the GEM Agreement, if the Resale Registration Statement has not been declared effective by the SEC within 120 days of March 5, 2026, the Company may be required, among other things, to pay GEM the aggregate cash value of the Ordinary Shares. Refer to note 9 for further details.

No other matters or circumstances have arisen since the end of the reporting period  which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in the period subsequent to 31 December 2025.

26 | P a g e